Exhibit 99.1

Westport Reports Third Quarter Fiscal 2011 and Year End Financial Results

~ Quarterly Revenues Up 155% Year over Year; Calendar 2011 Revenues Over $264 Million ~

VANCOUVER, Feb. 29, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the third quarter and nine-month fiscal year ended December 31, 2011 ("Stub Fiscal 2011") and provided an update on operations. For ease of comparison, Westport also provided comparative figures for the twelve month periods ending December 31, 2011 and December 31, 2010. All figures are in U.S. dollars unless otherwise stated.

"We exceeded our revenue expectation and generated over $264 million for the twelve months ended December 31st, an increase of 83% compared to $144 million in calendar year 2010," said David Demers, CEO of Westport Innovations. "With strong growth opportunities in all areas of our business, we now expect consolidated revenue for calendar year 2012 to reach between $400 and $425 million, representing growth of approximately 50% over calendar 2011."

"The unprecedented cost differential between oil-based fuels and natural gas has encouraged customers and manufacturers alike to shift attention to this opportunity to dramatically cut fuel costs. Our existing business units are seeing strong growth and will, through development activities with major OEMs, also introduce a range of new products to address this demand. We are also investing in advanced research and engineering programs, especially in high-horsepower applications such as rail and mining."

"With the successful completion of a recent financing for approximately $273 million, we have the financial strength to pursue new opportunities in product and market development and become the essential technology and solution provider to global OEMs in this global shift from petroleum-based fuels to natural gas."

Third Quarter Financial and Business Highlights

•      Reported consolidated revenues of $100.6 million for the quarter ended December 31, 2011 compared to $39.5 million for the same period last year, an increase of 154.7%.

•      Reported net loss attributed to the Company of $14.5 million ($0.30 loss per share) for the quarter ended December 31, 2011 compared to a net loss of $13.5 million ($0.31 loss per share) for the same period last year.

•      Adjusted EBITDA (a non-GAAP measure) for the quarter was negative $1.4 million compared to negative $7.5 million for the same period in 2010.

•      Reported cash and short term investments balance as at December 31, 2011 of $85.7 million

•      Westport HD truck system shipments rose to 170 units for the quarter, up from 85 units in the preceding quarter and up from 71 units sold in calendar 2010.

•      Westport acquired Alternative Fuel Vehicle Sweden AB (AFV), the natural gas system partner to Volvo Car Corporation.

•      Westport announced a Consortium Agreement with Electro-Motive Diesel (EMD) to join the Sustainable Development Technology Canada (SDTC) Program developing a natural gas fuel system for rail locomotives.

Stub Fiscal 2011 (9 months ended December 31, 2011) Financial Highlights

•      Reported consolidated revenues of $226.5 million for the nine months ended December 31, 2011 compared to $148.1 million for the twelve months ended March 31, 2011.

•      Reported net loss attributed to the Company of $45.8 million ($0.96 loss per share) for the nine months ended December 31, 2011 compared to a net loss of $42.1 million ($1.00 loss per share) for the twelve months ended March 31, 2011.

•      Full financial results for Stub Fiscal 2011 are included in the regulatory filings and can be found on Westport's website at www.westport.com.

Calendar 2011 Financial Highlights

•      Consolidated revenues were $264.7 million for the twelve months ended December 31, 2011, an increase of 83.3% over the $144.4 million reported for calendar 2010.

•      Reported net loss attributed to the Company of $60.2 million ($1.26 loss per share) for the twelve months ended December 31, 2011 compared to a net loss of $39.5 million ($0.98 loss per share) for calendar 2010.

•      CWI revenue was $163.9 million, compared to $117.1 million in 2010; an increase of 40.0%.

•      Westport LD revenue was $66.6 million for the twelve months ended December 31, 2011, up from $16.3 million in calendar 2010, an increase of 308.6%. Of this increase, $34.4 million came from the acquisition of Emer and AFV in 2011.

•      Westport HD revenue was $19.9 million for the twelve months ended December 31, 2011, up from $7.0 million in calendar 2010, an increase of 185.4%.

•      Weichai Westport Inc. (WWI) revenue reached $109.8 million for the twelve months ended December 31, 2011, up from $44.8 million in calendar 2010; an increase of 145.1%. Note that WWI is not consolidated and is accounted for using the equity method.

•      Consolidated research and development expenses for the twelve months ended December 31, 2011 was $53.2 million, up from $32.5 million in calendar 2010.

•      Capital expenditures across the business remained modest at 5.4% of revenue for the twelve months ended December 31, 2011, reflecting the leverage of the business model.

Financial Outlook for 2012
For the calendar year ended December 31, 2012, Westport expects to continue revenue growth of approximately 50% year over year with consolidated revenue expected to be between $400 and $425 million.

Third Quarter Fiscal 2011 Financial Results
Westport's consolidated revenue for the three months ended December 31, 2011 was $100.6 million, an increase of $61.1 million, or 154.7%, from $39.5 million for the three months ended December 31, 2010. This increase was driven by an increase in Westport LD revenue of $14.7 million to $22.6 million as the Company began consolidating Emer on July 1, 2011 and AFV on October 23, 2011. CWI product revenue increased $25.3 million to $48.3 million as unit sales increased from 1,036 units to 2,011 units primarily as the result of increased sales volume of ISL G engine sales in the Americas. CWI parts revenue increased by $1.4 million quarter over quarter to $9.5 million due to an increase in the number of units in service and an expanded parts list. Westport HD revenues for the quarter ended December 31, 2011 increased by $19.7 million to $20.3 million due to $9.8 million in service revenue recorded in the current quarter under our Volvo development agreement; an increase in product revenue to $9.5 million as unit sales increased to 170 units for the quarter ended December 31, 2011 compared to nil in the prior year period; and an increase in parts revenue to $1.0 million.

For the three months ended December 31, 2011, gross margin was $39.6 million, or 39.4% of total revenue, compared to $12.9 million, or 32.5% of total revenue, in the prior year period. For the quarter ended December 31, 2011, Westport LD recorded gross margin and gross margin percentage of $4.5 million and 20.0%, respectively, compared to $1.4 million and 17.7% in the prior year period. CWI gross margin and gross margin percentage for the quarter ended December 31, 2011 increased to $25.2 million and 43.7%, respectively, from $11.4 million and 36.6%, respectively, in the prior year period. Westport HD gross margin (not including service revenue) and gross margin percentage for the three months ended December 31, 2011 was breakeven compared with $0.1 million and 18.7% in the comparable quarter last year.

For the three months ended December 31, 2011, operating expenses (research and development, general and administrative and sales and marketing) were $38.1 million compared to $20.1 million in the prior year period.

•      Research and development expenses increased $8.4 million to $18.1 million for the quarter ended December 31, 2011, compared to $9.6 million for the three months ended December 31, 2011. Of the $18.1 million, Westport recorded $2.4 million in research and development expenses relating to our efforts under the Volvo development program, of which the majority amount was reimbursed and recorded as service revenue. The rest of the Volvo expenses will be reimbursable on completion of the next milestone, which is currently scheduled for the quarter ended June 30, 2012. Other major development programs included in the quarter were the Westport LD  Ford F250/350 program, which will launch in Q2 2012; CWI ISX12 G program, which will launch in 2013; Westport HD new heavy-duty engine development program for North American market, which will launch in 2014; and long-term research and development programs with GM, Caterpillar, and EMD.

•      General and administrative expenses increased $6.1 million to $10.1 million for the quarter ended December 31, 2011, compared to $4.0 million for the twelve months ended March 31, 2011.

•      Sales and marketing expenses increased $3.6 million to $10.0 million for the quarter ended December 31, 2011, compared to $6.4 million for the twelve months ended March 31, 2011.

Westport's 35% interest in WWI is accounted for on an equity method basis. For the three months ended December 31, 2011, Westport recorded $0.6 million income from its interest in WWI, compared to $0.2 million in the prior year period. WWI reported revenues of $32.5 million for the quarter ended December 31, 2011 on 2,754 engines compared to $15.0 million in the quarter ended December 31, 2010 on 1,192 engines. CWI's net income attributable to Westport was $5.3 million, more than tripled compared to $1.6 million in the prior year period.

Westport's consolidated net loss attributed to the Company for the three months ended December 31, 2011 was $14.5 million, or a loss of $0.30 per share, compared to net loss of $13.5 million, or a loss of $0.31 per share, in the three months ended December 31, 2010.

As at December 31, 2011, Westport's cash, cash equivalents and short-term investment position was $85.7 million compared to $105.6 million as at September 30, 2011 and $180.3 million at March 31, 2011.

•      For the three months ended December 31, 2011, cash recovered in operations was $1.8 million with $5.7 million used for operating purposes, offset by an increase in working capital of $7.5 million.

•     Cash used in investing activities included net cash paid to acquire AFV of $2.6 million, additional investment in WWI of $1.0 million, purchase of fixed and intangible assets of $8.3 million, offset by net sales of short-term investments of $4.7 million.

•      Cash flows from financing included $0.6 million in shares issued for stock option exercises, offset by repayment of Emer long-term debt of $0.9 million.

•      CWI also paid $10.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partner's share of net assets of joint venture.

•      Foreign exchange cash balances negatively impacted cash and cash equivalents by approximately $0.4 million.

Westport Light-Duty (Westport LD) Business Highlights
For the twelve months ended December 31, 2011, Westport LD revenue was $66.6 million compared to $16.3 million for calendar year 2010. Contributions from Emer and AFV, acquired in 2011, represented $34.4 million of this revenue.

In October, Westport acquired AFV, the natural gas system supplier to Volvo Car Corporation. This acquisition creates strong synergies for Westport LD, providing a highly competitive new OEM for Europe as well as proven OEM-level validation and integration capabilities and a high performance system. AFV's strength in Sweden complements Westport LD's existing presence in Europe and Asia.

Cummins Western Canada (CWC), the distributor for Cummins Inc. in Western Canada, has selected Westport LD to supply Juniper 2.4L natural gas engines packaged for industrial stationary applications such as oilfield and agricultural installations. Shipping to CWC has commenced and systems are now operating in the field.

Westport LD has received the first commercial order for Juniper engines from China-based OEM Maximal Forklift. Maximal showcased a forklift equipped with the Juniper liquefied petroleum gas (LPG) engine at the World Concrete Expo in Las Vegas in January.

Cummins Westport Inc. (CWI) Business Unit Highlights
For the twelve months ended December 31, 2011, CWI revenue increased to $163.9 million on 5,465 units compared to $117.1 million on 3,854 units for calendar year 2010. CWI's net income attributable to Westport for the twelve months ended December 31, 2011 was $15.2 million, compared to $8.6 million for calendar year 2010.

The North American refuse market provided strong growth for CWI, as both private and public refuse operators increased their purchases of natural gas powered trucks. CWI also saw growth in the bus market, particularly in South America.  In total, CWI sold over 1,900 engines into the refuse segment in calendar year 2011. CWI was chosen as the engine supplier for two bus projects in Kazakhstan and Venezuela that generated sales of over 600 C Gas Plus and ISL G engines in 2011.

Westport Heavy-Duty (Westport HD) Business Unit Highlights
For the twelve months ended December 31, 2011, Westport shipped 274 HD Systems to Kenworth and Peterbilt for liquefied natural gas (LNG) truck production for customers, compared to 71 HD Systems in the calendar year ended December 31, 2010. LNG trucks were delivered during the quarter to UPS, Heckmann Corporation, Vedder Transport, and Robert Transport.

During the quarter, Green Energy Oilfield Services, an oilfield service company that specializes in fluid management for oil and gas well drilling, production, and servicing ordered 60 Peterbilt 388 LNG trucks featuring Westport HD Systems. In addition, orders were received from UPS, Ferus, and Iowa Tanklines, Hoopes Turf Farm, and Enviro Express for a combined total of 50 Westport HD Systems.

In the high-horsepower space, Westport entered into an agreement with EMD, an original OEM of diesel-electric locomotives, to integrate Westport high pressure direct injection (HPDI) technology and natural gas fuel system technologies into an EMD locomotive provided by Canadian National Railways (CN).  The consortium is expecting to demonstrate the natural gas locomotive as part of the previously announced C$2.3 million funding for Westport as part of an SDTC project with CN and Gaz Metro.

Weichai Westport Inc. (WWI) Business Unit Highlights
For the twelve months ended December 31, 2011, WWI revenue increased to $109.8 million on 8,451 engines compared to $44.8 million on 3,602 engines for the calendar year ended December 31, 2010. The joint venture is working diligently to test a truck equipped with a WWI engine featuring Westport HPDI technology. Commercial launch of this new product is expected in 2013.

Volvo Group Development Highlights
For the twelve months ended December 31, 2011, Westport recorded $14.3 million in engineering service revenue compared to $4.1 million for the calendar year ended December 31, 2010. The engine development program with Volvo is proceeding as planned.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Westport considers and uses Adjusted EBITDA as a supplemental measure of its operating performance. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
Net loss attributed to the Company	$(14,519)	$(13,493)	$(60,174)	$(39,460)
Provision for income taxes	6,914	2,109	17,973	10,725
Depreciation and amortization	2,744	1,252	7,287	2,957
Interest expense, net	1,695	595	4,007	2,649
Amortization of stock-based compensation	1,974	1,440	7,605	5,306
Unrealized foreign exchange loss (gain)	(79)	985	1,259	1,468

EBITDA	(1,271)	(7,112)	(22,043)	(16,355)
Less: Gains (loss) and other	(513)	184	(654)	2,579
Less: Income from unconsolidated joint ventures	619	169	1,873	246

Adjusted EBITDA	$(1,377)	$(7,465)	$(23,262)	$(19,180)

Our adjusted EBITDA for the three months and calendar year ended December 31, 2011 were losses of $1.4 million and $23.3 million, respectively.  We continue to make significant investments in our Westport LD business; however, we expect the future cash flows from our Westport LD business to support its investments by the second half of 2012.  CWI continues to generate positive cash flows, and given the strong interest in natural gas with regional hauling fleets and with refuse applications, we expect this business to grow and generate significant cash flows.  Our Westport HD business is transitioning from investment mode to cash generation over the next several quarters. Break even for this business is estimated to be approximately 1,200 HD Systems per year.  We expect to start generating revenues from Weichai and Volvo when products featuring Westport HPDI technology are commercially launched in 2013 and 2014, respectively.

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full FY2011 ended December 31, 2011 financials, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Wednesday, February 29, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until March 7, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

2012 Annual Meeting of Shareholders
The Westport 2012 Annual & Special Meeting of Shareholders will be held on Thursday, April 12, 2012 at 2:00 PM (Pacific Time) at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail. Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

This press release contains forward-looking statements, including statements regarding the consolidated revenue and revenue growth of Westport for calendar year 2012, the cost savings associated with the use of our products in high-horsepower applications, the demonstration of the referenced natural gas locomotive, the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 29-FEB-12